SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JANUARY 10, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	January 10, 2007

TAM increases daily frequencies to Paris

Company starts operation from Rio de Janeiro as of January 12

São Paulo, January 10, 2007 - TAM Airlines (BOVESPA: TAMM4, NYSE:TAM), that currently operates 14 weekly frequencies to Paris, will start to operate 17 as of January 12, with the daily frequency originating at the international airport Antonio Carlos Jobim (Galeão), in Rio de Janeiro. The company plans to execute the 21 authorized frequencies by the bilateral agreement between Brazil and France until the end of the quarter.

Due to the delay in the logistics for the receiving of parts, the Boeing Capital postponed the delivery of a MD-11. As a consequence, to Miami, one of the daily frequencies with departure from Guarulhos, in São Paulo, will be operated with an aircraft Airbus A320, as it happens with the flight originated in Fortaleza with stops in Belém and Manaus. The measure also considers the lower demand to this destination in the United States in the first weeks of the year. The passengers from the executive class were accommodated in flights from the company itself or in flights from American Airlines that has a code-share agreement with TAM. One of the three daily flights to Miami will continue to be operated with an Airbus A330-200.

The delivery of the three aircraft MD-11 is scheduled in the short-term contract signed with Boeing at the end of October 2006. These aircraft will be utilized by TAM to operate long haul international flights until the delivery of the four new Boeing 777-300ERs foreseen to the middle of 2008, according to the firm orders and additional four options signed between the two companies.

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:

TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and held a 49.1% domestic market share and 60.6% international market share at the end of December 2006. TAM operates regular flights to 48 destinations throughout Brazil. It serves 74 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.3 million subscribers and has awarded more than 3.6 million tickets.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.